Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Board of Directors Re-Elected

Saskatoon, Saskatchewan, Canada, May 14, 2013 .     .     .     .     .     .     .     .     .     .     .

Cameco (TSX: CCO; NYSE: CCJ) has announced the re-election of 12 board members at its annual meeting today.

Shareholders re-elected board members Ian Bruce, Daniel Camus, John Clappison, Joe Colvin, James Curtiss, Donald Deranger, Tim Gitzel, James Gowans, Nancy Hopkins, Anne McLellan, Neil McMillan and Victor Zaleschuk. (Voting results are available below)

Neil McMillan has been appointed by the board of directors as the new non-executive chair. McMillan takes over for Victor Zaleschuk, who will continue to serve as a director.

McMillan has been an independent director of Cameco since 2002. He has CEO experience and diverse expertise in mining, government relations and the investment industry.

The annual meeting also marked the retirement of Oyvind Hushovd after 10 years on Cameco’s board of directors.

“Oyvind is a tremendous resource. He brought valuable operational, financial and general business insight to Cameco in a period of significant growth and we thank him for his service,” said McMillan.

Voting Results for Cameco Directors

Nominee	Votes For	% Votes For	Withheld	% Votes Withheld
Ian Bruce	203,484,733	96.90%	6,514,618	3.10%
Daniel Camus	191,938,445	91.40%	18,060,906	8.60%
John Clappison	194,181,330	92.47%	15,818,021	7.53%
Joe Colvin	203,074,784	96.70%	6,924,568	3.30%
James Curtiss	193,893,634	92.33%	16,105,717	7.67%
Donald Deranger	178,640,791	85.07%	31,358,560	14.93%
Tim Gitzel	203,242,515	96.78%	6,756,836	3.22%
James Gowans	203,467,767	96.89%	6,531,585	3.11%
Nancy Hopkins	203,175,923	96.75%	6,823,429	3.25%
Anne McLellan	193,697,176	92.24%	16,302,175	7.76%
Neil McMillan	189,026,316	90.01%	20,973,036	9.99%
Victor Zaleschuk	203,061,771	96.70%	6,937,581	3.30%

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Rob Gereghty	(306) 956-6190